BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Don R. De Souza                         Mailing Address:
Vice President                          P.O. Box 318
Telephone: 212-250-2216                 Church Street Station
                                        New York, NY 10008


                                        February 11, 1994



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          DMI Furniture, Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/Don R. De Souza



Enclosures

            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                       SCHEDULE 13G


         Under the Securities Exchange Act of 1934
                    (Amendment No.   )*
                                 ____

                    DMI Furniture, Inc.
          _______________________________________
                      NAME OF ISSUER:

                       Common Stock
          _______________________________________
               TITLE OF CLASS OF SECURITIES

                         233230101
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 5 Pages

CUSIP No. 233230101                          Page 2 of 5 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its indirect wholly-owned subsidiary, BT Capital Corporation

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation is a New York corporation;
  BT Capital Corporation is a Delaware corporation

 NUMBER OF     5. SOLE VOTING POWER

  SHARES BT Capital Corporation owns directly 280,169 shares with rights to acquire 1,432,864.7 additional shares for a total of 1,713,033.7 shares

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY           -0-

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING      BT Capital Corporation owns directly 280,169 shares with
               rights to acquire 1,432,864.7 additional shares for a total of 1,713,033.7 shares

 PERSON        8. SHARED DISPOSITIVE POWER

  WITH              -0-

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  BT Capital Corporation owns 280,169 shares of common shock and rights to acquire an additional 1,432,864.7 shares for a total beneficial ownership of 1,713,033.7 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
   SHARES *


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  BT Capital Corporation owns 9.58% of the outstanding common stock and rights to acquire an additional 32.88% of the outstanding stock on a fully diluted basis for a total beneficial ownership of 39.31% of the outstanding stock on a fully diluted basis.

12.TYPE OF REPORTING PERSON *
  Bankers Trust New York Corporation - HC; BT Capital
  Corporation - CO
                                                      3
Item 1(a)    NAME OF ISSUER:

             DMI Furniture, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             One Oxmoor Place
             101 Bullitt Lane
             Louisville, Kentucky 40222

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, and its indirect wholly-owned subsidiary, BT Capital Corporation

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             Bankers Trust New York Corporation and BT Capital
             Corporation are located at 280 Park Avenue, New
             York, New York  10017

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation is incorporated in the State of New York with its principal business office located in New York; BT Capital Corporation is incorporated in the State of Delaware with its principal business office located in New York.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock, Par Value $.10, of DMI Furniture, Inc.

Item 2(e)    CUSIP NUMBER:

             233230101

Item 3       FILING STATUS UNDER RULE 13d-1(b) or 13d-2(b):

             Not applicable. This Schedule is filed pursuant to Rule 13d-1(c).

Item 4       OWNERSHIP:

             (a)  Amount Beneficially Owned:

             BT Capital Corporation owns 280,169 shares of common stock and rights to acquire an additional
             1,432,864.7 shares of common stock for a total beneficial ownership of 1,713,033.7 shares.

             (b)  Percent of Class:

             BT Capital Corporation owns 9.58% of the outstanding common stock and rights to acquire an additional 32.88% of the outstanding stock on a fully diluted basis for a total beneficial ownership of 39.31% of the outstanding stock on a fully diluted basis .

             (c)  Number of shares as to which BT Capital
             Corporation has:

                     (i)  sole power to vote or to direct the
                          vote - 280,169 shares owned directly
                          with rights to acquire 1,432,864.7
                          additional shares for a total of
                          1,713,033.7 shares.

                    (ii)  shared power to vote or to direct the
                          vote - 0

                   (iii)  sole power to dispose or to direct the
                          disposition of - 280,169 shares owned
                          directly with rights to acquire
                          1,432,864.7 additional shares for a
                          total of 1,713,033.7 shares.

                    (iv)  shared power to dispose or to direct
                          the disposition of - 0

Item 5       OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
             ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
             WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
             PARENT HOLDING COMPANY:

             See Exhibit to Item 7.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
             GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.

Item 10      CERTIFICATION:

             Not applicable.

                                                               5
                            SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1993


Signature:  BANKERS TRUST NEW YORK CORPORATION

             /s/James T. Byrne, Jr.
By:             James T. Byrne, Jr.
Title:          Secretary


Signature:  BT CAPITAL CORPORATION


             /s/Noel E. Urben
By:             Noel E. Urben
Title:          President

                        EXHIBIT TO ITEM 7


             The chain of ownership from Bankers Trust New York
Corporation to BT Capital Corporation, the subsidiary which acquired the security being reported on, is shown below:

               Bankers Trust New York Corporation
                                |
                                |
                  BT Holdings (New York), Inc.
                                |
                                |
                     BT Capital Corporation